Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 10, 2017

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Form N-4 Registration Statement (File No. 333-215598)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Form N-4 Registration Statement (File No. 333-215599)

Mr. Cowan:

This letter responds to comments that you provided via letter dated March 17, 2017 with respect to the above-referenced Form N-4 filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) and Separate Account VA BNY of Transamerica Financial Life Insurance Company (“TFLIC,” collectively with TLIC, “Transamerica” or “we”) made on January 18, 2017 relating to the Transamerica Inspire Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

GENERAL COMMENTS

1.	Please note that the prospectus should be dated approximately as of the date of effectiveness. See Rule 423.

Response: Disclosure has been revised. Please see attached.

2.	Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statements to reflect the policy name disclosed on the cover page of the prospectus.

Response: Confirmed. The EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statements.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

3.	Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Transamerica’s guarantees under the policy or whether Transamerica will be solely responsible for payment of policy benefits.

Response: There are no third party guarantees or support agreements that support Transamerica’s guarantees under the policy.

4.	Please update all blanks and bracketed language as appropriate.

Response: Confirmed.

PROSPECTUS COMMENTS

5.	Cover Page. In the interest of clear and concise presentation, please consider removing the subaccount names from the cover page, which only requires the names of the portfolio companies. See Item 1(a)(viii) to Form N-4. Please also provide the appropriate disclosure regarding the information required by Item 4 of Form N-4.

Response: Transamerica’s marketing often refers to the subaccount names and we believe the inclusion of the subaccount names is appropriate. We respectfully decline to make this change. We are unaware of disclosure requirements for the Cover Page related to Item 4 of Form N-4. Please provide additional information on this comment.

6.	Fee Table (p. 2). Please consider removing years 8-10 of the Contingent Deferred Sales Charges from the Fee Table as only years 1-7 apply to this product.

Response: The disclosure has been revised. Please see attached.

7.	Expense Examples (p. 4). Please revise the column titles in the Expense Examples as the product does not offer a specific share class. Consider “Inspire” and “Inspire with Liquidity Rider” as an alternative.

Response: The disclosure has been revised. Please see attached.

8.	Notes to Fee Table (pp 5-6).

a.	In the notes to the fee table, the disclosure states that the company may deduct a charge for special services. Please clarify whether the company currently charges Special Service Fees. If so, they should be reflected in the fee table.

Response: We are currently charging the Special Services Fee. The fee is, has been and will continue to be, included in the fee table.

b.	The notes to the fee table include a reference to the e-delivery program. However, there is no reference to the e-delivery program elsewhere in the prospectus. Please resolve the apparent inconsistency.

Response: The disclosure has been revised. Please see attached.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

c.	The disclosure indicates that participation in the e-delivery program will result in a potential annual service charge waiver of up to $15, which presumably requires receiving policy documents electronically. Please note that the Commission does not permit the imposition of a charge for paper delivery of documents. We also do not permit the waiver of charges if an investor elects electronic delivery, which is the same as charging for paper.

Response: The disclosure has been revised and we are in the process of updating our operating procedures in response to this comment. Please see attached.

d.	As drafted, it is hard to tell to which fee table item each note relates. Please revise by use of footnotes and placing the notes under the applicable table.

Response: The disclosure has been revised. Please see attached.

9.	Total Portfolio Annual Operating Expenses (p. 6). Please delete the clause “and we have not and cannot independently verify the accuracy or completeness of such information.” Although you can state that the information was provided by the underlying fund portfolios (as currently noted), you may not disclaim responsibility for information regarding affiliated funds in the prospectus. For funds that are not affiliated with Transamerica, please revise to state that the company has not verified the accuracy of the information provided by those funds.

Response: The disclosure has been revised. Please see attached.

10.	Premium Payment-Initial Premium Requirements (p. 8). The term “market” days is used in this section. Please revise to “business” days.

Response: We have revised the disclosure to include a definition of “market” day as “A day when the New York Stock Exchange is open for business” in the Glossary of Terms.

11.	The Fixed Account (p. 11). In the last sentence of the first paragraph of this section, please revise to state that “[d]isclosures relating to interests in the general account “are,” rather than “may be” subject to certain generally applicable provisions of the federal securities laws….”

Response: We have retained the existing disclosure in the last sentence regarding applicability of federal securities laws consistent with the SEC staff’s written guidance on this subject as provided in the SEC staff’s Industry Comment dated March 7, 1983.

12.	Market Timing and Disruptive Trading (p. 12). Please describe more fully the circumstances under which policy owners using the Portfolio Allocation Method may have to change their selected underlying fund portfolios, as noted in the last paragraph of this section.

Response: The disclosure has been revised. Please see attached.

13.	Annuity Payment Options-Note Carefully (p. 21). In the last paragraph of this section, please note that, since variable and fixed payout options are available, the default option should be for the variable payout option. See Guide 12 to Form N-4.

Response: Disclosure has been revised and the Company is in the process of updating operational procedures.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

14.	Annual Step-Up Death Benefit (p. 26). Please delete the reservation of rights stated in the last paragraph of this section or explain why it should be included for this new policy. This comment also applies to similar disclosure elsewhere in the prospectus (e.g., last paragraphs of Liquidity Rider, Additional Death Distribution, Additional Death Distributions +, Nursing Care and Terminal Condition Waiver, Unemployment Waiver, Dollar Cost Averaging, Guaranteed Principal Solutions[sic] Rider, Retirement Income Max, Retirement Income Choice 1.6, and Transamerica Income Edge, sections). Similarly, please delete language that is not applicable to policies issued under this registration statement, such as “[i]f your policy contain a bonus rider…,” as stated in the third paragraph of the “Qualified Plan Required Distributions” section.

Response: Often the insurance company may offer an optional benefit or rider, and in the future, may make available an updated version of that benefit or rider. The disclosure has been revised to indicate that the reservation of rights is only for new sales of the riders available on the product. However, we believe the disclosure related to Nursing Care and Terminal Condition Waiver, Unemployment Waiver and Dollar Cost Averaging is appropriate based on the contract language, therefore, that disclosure has been retained and revised as explained above. Disclosure has been revised to delete the “bonus rider” language. Please see attached.

15.	Optional Riders (General) (pp 37-58). In light of the number of riders offered in this registration statement, please include a chart that compares the benefits offered by each rider, the differences, which riders may not be elected together and the needs of the investor each rider is designed to address. We also note that it is not clear when some of the riders must be elected. As to each rider, please disclose whether it must be elected at issue and any other restrictions on the rider’s availability where not currently disclosed.

Response: The disclosure has been revised. Please see attached.

16.	Liquidity Rider (p. 35). Please include an additional bullet point note indicating that the liquidity rider is not suitable for an investor purchasing the policy for long term investment.

Response: The disclosure has been revised. Please see attached.

17.	Additional Death Distribution+ (p. 36-37). In the third paragraph of this section, you state “[t]he rider percentage may vary but equals…” Please disclose when these percentages may vary.

Response: The disclosure has been revised. Please see attached.

18.	Unemployment Waiver (p. 37). Please disclose all circumstances when this waiver would be applicable, rather than by example.

Response: The disclosure has been revised. Please see attached.

19.	Guaranteed Principal Solutions [sic] Rider (pp. 39-46).

a.    Rider Name. With respect to the name “Guaranteed Principal Solutions [sic] Rider,” the staff considers it potentially misleading in light of the fact that the ‘guaranteed future value’ of the rider is only guaranteed on the “guaranteed future value date” and not thereafter. Also, the ‘principal’ on premium payments made after the first year is not 100% guaranteed. See IMGU 2013-12.

Response: In light of the staff’s comment, the Company has re-reviewed IMGU 2013-12 and respectfully submits that the “Guaranteed Principal Solution Rider” is, in fact, aptly named.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

The staff’s principal concern with regard to naming conventions is that a name “may create an impression of protection or safety or absence of risk of loss” where such protection is actually limited. The Company believes that this concern is inapposite here, as the Guaranteed Principal Solution Rider does, indeed, include an absolute guarantee of principal – beyond the first year premium payments. Accordingly, any inference that the rider provides safety from loss is, indeed, both intentional and accurate.

As way of background, the Company has been marketing the “Guaranteed Principal Solution Rider” for well over a decade and has been referring to the rider in its prospectus documents as such since at least 2003. The Company updated the rider through a 485(a) filing as recently as 2013. Importantly, over the course of the rider’s extensive history, and to date, thousands and thousands of contract owners have purchased a Guaranteed Principal Solution Rider, and, to the Company’s knowledge, not one has ever lodged a single complaint that the rider’s name is misleading. To this end, changing the name of the rider at this juncture seems genuinely unwarranted.

Even more importantly, however, the mechanics of the rider amply support its name. In this regard, we offer the following:

The Guaranteed Principal Solution Rider (also known as Living Benefits Rider) is a package of income solutions. The rider is first and foremost a withdrawal benefit that provides a choice between a “principal back” or a “for life” lifetime withdrawal option. Both of these options provide a guaranteed level of withdrawal benefits regardless of the performance of the variable investment options selected. As long as the contract owner does not withdraw more than the annual permitted amount provided under the rider, lifetime withdrawals of principal (under the “principal back” option) or up to and beyond principal (under the “for life” option) are guaranteed regardless of market performance.

In addition, the rider will only terminate under the following circumstances: withdrawals in excess of the annual amount permitted under the rider that cause the policy value to fall to zero; death of the annuitant; if the contract owner chooses to drop the rider; upon annuitization; and upon contract owner assignment or change of owner.

In addition to these guaranteed withdrawal features, the Guaranteed Principal Solution Rider also offers a Guaranteed Minimum Accumulation Benefit (“GMAB”). The GMAB guarantees that on the tenth anniversary of the Guaranteed Principal Solution rider, the policy value will not be less than 100% of the first year premium payment (less withdrawals) regardless of market performance. Subsequent rider year premium payments are partially guaranteed. For further clarity, we have added the following sentence at the end of the first paragraph of the section of the prospectus that describes the Guaranteed Minimum Accumulation Benefit:

The level of protection under the Guaranteed Minimum Accumulation Benefit is not 100% of your premium payments and is only in effect for the first ten rider years.

It is important to appreciate, however, that this guarantee runs in synch with the withdrawal benefit features, i.e., the GMAB and the withdrawal benefit options are NOT mutually exclusive. A contract owner chooses the Guaranteed Principal Solution Rider as a whole and not the GMAB singly. This means that even though a portion of the contract owner’s premium payments may not be 100% guaranteed as policy value, all premium payments are 100% guaranteed through the “principal back” and “for life” lifetime income streams. To be clear, even if a contract owner’s premium payments made after the first rider year lose value, ALL of the contract owner’s premium payments are guaranteed under the terms of the lifetime withdrawal options.

Accordingly, the Guaranteed Principal Solution Rider does, in fact, protect contract owners from loss, without limitation and its name does not run afoul of IMGU 2012-13.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

b.	Guaranteed Principal Solutions[sic] Rider. Please define the terms “GLWB,” “principal back” and “for life” prior to first use. Please also clarify which guaranteed lifetime withdrawal benefit (GLWB) riders an owner who elects this benefit may not select since this rider is both a GLWB and a guaranteed minimum accumulation benefit.

Response: The disclosure has been revised. Please see attached.

c.	Guaranteed Minimum Withdrawal Benefit of Guaranteed Principal Solutions[sic] Rider. It is not clear how you determine whether a withdrawal is processed under the “principal back” or “for life” provision. Please revise in plain English.

Response: The disclosure has been revised. Please see attached.

d.	Guaranteed Principal Solutions[sic] Rider. Please provide clear disclosure as to the contingent nature of the guarantee, e.g., the chance of outliving policy value and actually receiving lifetime payments from the insurer is minimal, particularly with conservative investment restrictions.

Response: Please note that the Guaranteed Principal Solution rider does not have a requirement to elect any particular investment option. However, we have added additional disclosure regarding your comment.

20.	Portfolio Allocation Method (p.44-45). The disclosure below appears to reserve discretion with Transamerica over operation of the Portfolio Allocation Method (“PAM”).

●	Using PAM, we will transfer amounts from your variable investment options to the PAM investment options to the extent we deem necessary to help manage portfolio risk and support the guarantees under the Guaranteed Principal Solutions[sic] Rider.

Response: Disclosure has been updated to reflect that the transfers take place to the extent the formula mandates.

●	Appendix (Underlying Funds): We reserve the right to change investment choices made by purchasers of the Guaranteed Principal SolutionSM Rider, including changing the PAM investment option, as we deem necessary to support the guarantees under these riders.

Response: Disclosure has been updated to indicate that changes to investment options, including the PAM investment option, will be for new sales of Guaranteed PrincipalSM Solution Rider.

●	Appendix (GLWB Comparison): We monitor your policy value and, as we deem necessary to support the guarantees under the rider, may transfer amounts between investment options that we designate and the variable investment options that you select.

Response: Disclosure has been updated to reflect that the transfers take place to the extent the formula mandates.

Unless Transamerica is registered as an investment adviser or engages as an investment adviser in connection with the operation of the PAM, please note that a portfolio allocation program that provides for the automatic transfer back and forth among designated funds by the insurer must be done in accordance with a prescribed mathematical formula or “algorithm,” with no deviation from the formula.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

We also note that you have included a formula in the SAI. Accordingly, please revise your disclosure to include a plain English description of how the formula operates and eliminate any disclosure which suggests that Transamerica has discretion in the operation of PAM.

Response: Please note that the formula is included in the Appendix to the prospectus, not the SAI. We believe that the description of how the formula operates under “Guaranteed Principal Solution, Portfolio Allocation Method” beginning on page 53 sufficiently describes the formula in Plain English.

21.	Portfolio Allocation Method (“PAM”) (p. 44-45). Please disclose what happens if some of the funds are no longer available (e.g., in the case of a merger, allocations will be made to the surviving entity). Also, please disclose the risk that an investor may have limited participation in market gains due to the conservative asset allocation of the PAM.

Response: The disclosure has been revised. Please note the last two sentences of the second paragraph under “Portfolio Allocation Method” discloses the potential limited participation in market gains. Please see attached.

22.	Upgrades (p. 45). It is not clear how the “Upgrades” operate. Please revise.

Response: The disclosure has been revised. Please see attached.

23.	Retirement Income Max Rider (p. 46-50). The disclosure in this section and elsewhere regarding other riders states that certain material information regarding these riders will be reflected in a Rate Sheet Supplement. However, no such Rate Sheet Supplements were included with this filing. Please include in a pre-effective amendment the actual Rate Sheet Supplements that will be applicable to the policies on the effective date. Do you intend to use one Rate Sheet Supplement or a different one for each applicable rider? Please advise.

Response: The Rate Sheet Prospectus Supplements were included in the filings, however, there was a filing error which resulted in the Rate Sheet Prospectus Supplements being filed behind the prospectus. Each rider has always had, and at this time will continue to have, its own Rate Sheet Prospectus Supplement.

24.	Rate Sheet Supplements (General). Please provide a description of how the Rate Sheet Prospectus Supplement procedure operates, including that rates may change, how to obtain the current rates (e.g., on EDGAR by file number), and how an existing policy owner can obtain their applicable rate (e.g., non-EDGAR website, phone number etc.). In addition, please disclose that all Rate Sheet Prospectus Supplements are available on the EDGAR system, and that historic rates will be disclosed in an Appendix to the prospectus or the Statement of Additional Information. The disclosure may be described in a single location applicable to all riders utilizing the Rate Sheet Prospectus Supplement process (or separately as to each rider).

Response: The disclosure has been revised. Please see attached.

25.	Withdrawal Percentage (p. 48). Please combine the disclosure in the second paragraph of the section entitled “Withdrawal Percentage” and elsewhere (as to Growth Percentage) with the description of the Rate Sheet Supplement procedure disclosures noted above.

In addition, please revise the last sentence to state: “once established, your withdrawal percentages will not change, except in certain instances involving automatic step-ups.” Such ‘instances’ should then be described (or cross referenced to where such instances are described elsewhere in the prospectus).

Response: The disclosure has been revised. Please see attached.

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

26.	Automatic Step-Up Opt Out (p. 49). Please disclose whether an owner who opts-out of one or more step-ups must pay the fee applicable to any step-ups previously declined in order to reelect a current step-up. This comment also applies to other riders that offer step-ups (e.g., Retirement Choice 1.6 Rider).

Response: The disclosure has been revised. Please see attached.

27.	Right to Cancel Period (p. 71). You state that, if state law requires, the company will refund the original premium payment. In those states where the company is required to return the original premium payment, please state whether the company will return the greater of the initial premium payment or surrender value of the contract. Alternatively, please disclose that, in these states, the company will notify policy owners of their right to receive the surrender value in lieu of the original premium payment and the tax implications of doing so. See Penn Mutual Life Insurance Company (pub. avail. May 21, 1976).

Response: The disclosure has been revised. Please see attached.

28.	Voting Rights (p. 72). If relying on a mixed and shared order, please disclose that shares owned by the insurance company and its affiliates will also be proportionately voted.

Response: The disclosure has been revised. Please see attached.

29.	Glossary and Appendixes. The Glossary should be at the beginning of the prospectus (See Item 2 of N-4) and the Appendixes should be a part of and delivered with the prospectus, rather than in the SAI. Please revise.

Response: The disclosure has been revised. Please see attached. The Appendixes are, and have always been, a part of and delivered with the prospectus.

PART C COMMENTS

30.	Please replace “forms of” exhibits with actual copies of the agreements when they are available.

Response: Confirmed

FINANCIAL STATEMENTS COMMMENTS

31.	Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: Confirmed

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

April 10, 2017

If you have any questions regarding these responses, please contact Julie Collett at 720-482-8828 or Alison Ryan at 213-742-5216. I appreciate your assistance with this filing.

Sincerely,

Julie Collett
Senior Counsel